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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.
a wholly owned subsidiary of
GINGKO CORPORATION
a company formed by
SYMPHONY TECHNOLOGY II-A, L.P.
and
TENNENBAUM & CO., LLC
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$115,878,358	$9,374.56

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 30,020,300 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $3.86 (the market value of the shares of the subject company calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, by reference to the average of the high and low Nasdaq National Market prices reported for shares of the subject company on July 10, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                              Filing Party:

Form or Registration No.:                                                                           Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO is filed by Gingko Acquisition Corp., a Delaware corporation ("Purchaser"), and Gingko Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Symphony Technology II-A, L.P., a Delaware limited partnership, and Tennenbaum & Co., LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Information Resources, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the "Rights Agreement"), for $3.30 per Share, net to the seller in cash, plus one contingent value right ("CVR") per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 14, 2003.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Text of press release issued by Information Resources, Inc. Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC on June 29, 2003.
(a)(1)(H)	Summary advertisement published July 14, 2003.
(b)(1)
Commitment letter dated as of June 29, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.
(b)(2)	Commitment letter dated as of June 29, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.
(d)(1)	Agreement and Plan of Merger dated as of June 29, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.
(d)(2)	Form of Contingent Value Rights Agreement by and among Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed with the SEC on Parent's and Purchaser's Schedule TO-C, dated June 30, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2003
GINGKO ACQUISITION CORP.
	By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
GINGKO CORPORATION
	By:	/s/ William Chisholm Name: William Chisholm Title: Executive Vice President
SYMPHONY TECHNOLOGY II-A, L.P.
	By:	Symphony Technology II GP, LLC its General Partner
	By:	/s/ William Chisholm Name: William Chisholm Title: Managing Member
TENNENBAUM & CO., LLC
	By:	/s/ Howard M. Levkowitz Name: Howard M. Levkowitz Title: Principal

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SIGNATURE